February 15, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NEWashington, DC 20549

Re:

Minco Gold Corporation (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2008

Filed July 30, 2009

File No. 001-32670

Dear Mr. Delaney,

The Company acknowledges receipt of your later dated February 4, 2010 and responds following the numbering of your letter as follows and attaches a blackline Form 20-F for your review and comment:

Form 20-F For the Fiscal Year Ended December 31, 2008

Cover Page

General

1.

An explanatory note has been added to the forepart of the amended Form 20-F.

2.

The Company will ensure that the Form 20-F is properly signed and executed and certifications are filed.

Controls and Procedures, page 86

Controls and Procedures, page 87

3.

The Changes in Internal controls have been revised and updated at page 95 of the attached blackline Form 20-F.

Report of Independent Auditors, page 103

4.

The disclosure has been revised at page 112.

Notes to Financial Statements

Note 20-Reconciliation of Canadian and United States Generally Accepted Accounting Principles-(f) Equity Investments in Minco Silver Corporation

8.

The revisions have been made at page 149.

Closing Comments

If you have any questions or concerns, please do not hesitate to contact me at 604-688-8002.

Yours truly,

/s/ Jennifer Trevitt

Jennifer Trevitt

Corporate Secretary

2772 – 1055 W. Georgia St., PO Box 11176, Vancouver, BC  Canada  V6E 3R5

Tel: (604)688-8002 Fax: (604)688-8030 Toll Free: (888)288-8288

E-mail: info@mincomining.com Website: www.mincomining.com